

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2024

James E. Brown
Chief Executive Officer
DURECT Corporation
10240 Bubb Road
Cupertino, California 95014

> **Re: DURECT Corporation**
> **Registration Statement on Form S-3**
> **Filed August 14, 2024**
> **File No. 333-281550**

Dear James E. Brown:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen B. Thau